Filed Pursuant to Rule 424(b)(3)
Registration No. 333-226953

SUPPLEMENT TO JOINT PROXY STATEMENT AND PROSPECTUS
For the Special Meetings of Stockholders
of
ANR, Inc. and Alpha Natural Resources Holdings, Inc.
The following information supplements the joint proxy statement and prospectus (the “Joint Proxy Statement and Prospectus”), dated October 16, 2018, which was mailed to stockholders of ANR, Inc. (“ANR”) and stockholders of Alpha Natural Resources Holdings, Inc. (“Holdings” and together with ANR, “Alpha”) on or about October 18, 2018 in connection with the special meetings of stockholders of ANR and Holdings to be held on Wednesday, November 7, 2018 (and which forms a part of the Registration Statement on Form S-4, File No. 333-226953, filed by Contura Energy, Inc. (“Contura”) with the Securities and Exchange Commission (“SEC”), which was declared effective by the SEC on October 16, 2018). Terms used in this supplement to the Joint Proxy Statement and Prospectus (this “Supplement”) but not otherwise defined shall have the meanings ascribed to such terms in the Joint Proxy Statement and Prospectus.
THIS SUPPLEMENT SHOULD BE READ IN CONJUNCTION WITH THE JOINT PROXY STATEMENT AND PROSPECTUS, WHICH SHOULD BE READ IN ITS ENTIRETY. TO THE EXTENT THAT INFORMATION IN THIS SUPPLEMENT DIFFERS FROM OR UPDATES INFORMATION CONTAINED IN THE JOINT PROXY STATEMENT AND PROSPECTUS, THE INFORMATION IN THIS SUPPLEMENT SHALL SUPERSEDE OR SUPPLEMENT THE INFORMATION IN THE JOINT PROXY STATEMENT AND PROSPECTUS.
If you have not already submitted a proxy for use at the ANR special meeting or the Holdings special meeting, as applicable, you are urged to do so promptly. This Supplement does not affect the validity of any proxy card or voting instructions that ANR stockholders or Holdings stockholders may have previously delivered in connection with the distribution of the Joint Proxy Statement and Prospectus. No action is required by any ANR stockholder or Holdings stockholder who has previously delivered a proxy or voting instructions and who does not wish to revoke or change that proxy or voting instructions.
As previously disclosed in the Joint Proxy Statement and Prospectus, in accordance with the Amended and Restated Agreement and Plan of Merger (the “Merger Agreement”), dated as of September 26, 2018, among ANR, Holdings, Contura, Prime Acquisition I, Inc. and Prime Acquisition II, Inc., immediately prior to the effective time of the mergers, each outstanding option (an “ANR Option”) to purchase Class C-1 common stock of ANR (“Class C-1 common stock”), whether or not vested, will be automatically converted into the number of shares of Class C-1 common stock equal in value (based on a per share value equivalent to the volume weighted average price of Contura common stock during the 15 trading day period ending on the second to last trading day prior to the mergers, multiplied by the exchange ratio) to the aggregate intrinsic (or “in-the-money”) value of such ANR Option. Such shares of Class C-1 common stock will be issued to the applicable ANR Option holder as book-entry shares and, in the case of ANR Option holders that are employees, will be subject to applicable withholding taxes. Each employee holder was given the opportunity to elect whether to satisfy the applicable tax withholding obligation by paying cash or by reducing the number of shares of Class C-1 common stock that will be delivered to such holder. As of the effective time of the mergers, shares of Class C-1 common stock received in connection with the conversion of the ANR Options will be converted into Contura common stock on the same terms as are applicable to other ANR stockholders.
In connection with the mergers, and in order to provide similar treatment to the treatment being provided to ANR Option holders that are employees, Alpha has agreed, with the consent of Contura, that, upon the conversion of the ANR Options held each of Harvey L. Tepner and John E. Lushefski (each of whom is a non-employee director of Alpha who will be joining the Contura board of directors immediately following the effective time of the mergers) into shares of Class C-1 common stock, ANR will pay to each of Messrs. Tepner and Lushefski an amount, in cash, equal to the estimated federal, state and local taxes payable by him as a result of the conversion of his ANR Options, which, in the case of Mr. Tepner, is expected to be approximately $1.6 million and, in the case of Mr. Lushefski, is expected to be approximately $1.5 million. In exchange for such payment, each of Messrs. Tepner and Lushefski will receive a number of shares of Class C-1 common stock in connection with the conversion of his ANR Options that is reduced by a number of shares of Class C-1 common stock that is equal in value to the amount paid by Alpha to Mr. Tepner or Mr. Lushefski, as applicable, to cover the applicable taxes. For purposes of determining the number of shares by which such option conversions will be reduced, shares of Class C-1 common stock will be valued on the same basis as the Class C-1 common stock is being valued for employees of Alpha (i.e., based on the volume weighted average price over the 15 trading period described above).
The Alpha boards believe the foregoing treatment of ANR Options held by Messrs. Tepner and Lushefski is consistent with the intent of the ANR Option plan and the expectations of the Alpha boards when the Merger Agreement was approved (including when the original merger agreement with Contura was approved). Both Alpha and Contura believe that this treatment of the ANR Options is in the best interest of all parties, including the stockholders of Contura following the mergers, because it mitigates potential adverse consequences that could result from sales by those directors of significant numbers of shares of Contura common stock in the market shortly following the consummation of the mergers, which would otherwise likely be necessary to satisfy the directors’ tax obligations.
The date of this Supplement to the Joint Proxy Statement and Prospectus is November 5, 2018.
ADDITIONAL INFORMATION FOR INVESTORS
In connection with the proposed transaction, Contura filed a joint proxy statement and prospectus with the Securities and Exchange Commission (the “SEC”) on October 16, 2018, which was mailed or otherwise provided to stockholders of ANR and stockholders of Holdings of record as of the close of business on the record date for the special meetings. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT AND PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The joint proxy statement and prospectus, as well as other filings containing information about Contura, ANR and Holdings, are available without charge at the SEC’s Internet site (http://www.sec.gov). Copies of the joint proxy statement and prospectus can also be obtained, without charge, from Contura’s website at http://www.conturaenergy.com and from Alpha’s website at http://www.alphanr.com.